

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2013

Via E-mail
Richard Zirger
Chief Executive Officer
Electric Tractor Corp.
59 Hunter Rd
Niagara on the Lake, ON L0S 1J0
Canada

Re: Electric Tractor Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 18, 2013
File No. 333-184724

Dear Mr. Zirger:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

1.   Please expand your response to prior comment 8 to disclose in your summary the steps you will need to take in order to generate revenue, which you mention on page 42. Also revise to explain what you mean by "certain components."

The Company is considered an "emerging growth company" . . ., page 7

2.   We note your response to prior comment 1. Please revise this risk factor to explain that your election under Section 107(b) of the JOBS Act allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Also revise

your disclosure to discuss the extent to which any of the exemptions mentioned on page 8 are available to you as a smaller reporting company, regardless of whether you also qualify as an "emerging growth company."

We will need to remain in compliance with . . ., page 9

3.   We note your response to prior comment 2. Please revise your disclosure to reflect that there is no guarantee that you will be listed on the OTC Bulletin Board.

General, page 41

4.   Please revise your disclosure to explain how you plan to spend the $500,000 you mention on page 42. In this regard, we note that the expenses disclosed on this page appear to amount to less than $500,000.

5.   Please expand your response to prior comment 10 to disclose whether you will be required to obtain any manufacturing equipment for the manufacturing facilities mentioned on page 42.

Transactions with Related Persons . . ., page 50

6.   Please expand your response to prior comment 26 to describe the transactions mentioned on page F-10 regarding the consulting fees related to two officers. Also file as exhibits the contracts pursuant to which those fees were incurred.

Exhibit 23.1

7.   Please provide a currently dated and signed consent from your independent accountants with your next amendment that refers to the auditor report dated March 24, 2013. Also, if you continue to elect to separately present the audit report dated April 23, 2012 and the accompanying financial statements covered by that audit report, please also provide a currently dated and signed consent for that second audit report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar at (202) 551-3662 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Russell Mancuso for

Amanda Ravitz
Assistant Director

cc (via-email): Jonathan D. Leinwand, Esq.
Jonathan D. Leinwand, P.A.